SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

June 11, 2019

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew expands digital surgery ecosystem with acquisition of innovator in optical tracking technology

11 June 2019

Smith & Nephew plc (LSE:SN, NYSE:SNN), the global medical technology business, today announces that it has agreed to acquire Atracsys Sàrl, the Switzerland-based provider of optical tracking technology used in computer-assisted surgery.

Atracsys' fusionTrack 500 optical tracking camera will be a core enabling technology  for Smith & Nephew's multi-asset digital surgery and robotic ecosystem, including initially in its next-generation robotics platform due for commercial release in 2020. The fusionTrack 500 offers superior measurement speed and latency performance, supporting reduced procedure times, as well as increased accuracy resulting in finer precision surgical tasks, such as bone cuts, compared to existing tracking technology.

"The promise of computer assisted surgery with robotics is to provide faster, more accurate, reproducible results that enable surgeons to restore quality of life to more patients," said Skip Kiil, Global President of Orthopaedics at Smith & Nephew. "With the acquisition of Atracsys, we are securing what we believe to be the best-in-class position tracking technology for our next-generation robotic-assisted surgical system."

Atracsys' portfolio includes open platform optical navigation and robotic tracking components with applications in orthopaedics, neurosurgery, spine and dental.  Smith & Nephew plans for the business to continue serving these markets.

"Our aim is to continuously contribute to the improvements in healthcare all around the world, guiding surgical instruments with sub-millimetric precision," said Gaëtan Marti, co-founder and Chief Executive Officer of Atracsys. "Smith & Nephew's commitment to offer significant advancements in enabling technology across multiple surgical specialities will open breakthrough opportunities for robotics and computer-assisted surgery," added Maurice Hälg, co-founder and Chief Technology Officer.

The acquisition is expected to complete during the third quarter of 2019. The commercial terms have not been disclosed.

ENDS

Enquiries

Investors

Andrew Swift                                                                                +44 (0) 1923 477433

Smith & Nephew

Media

Charles Reynolds                                                                            +44 (0) 1923 477314

Smith & Nephew

Charis Gresser/Nick Beswick                                                         +44 (0) 20 7404 5959

Brunswick

About Smith & Nephew

Smith & Nephew is a portfolio medical technology business that exists to restore people's bodies, and their self-belief. Smith & Nephew has leadership positions in Orthopaedics, Advanced Wound Management and Sports Medicine, more than 16,000 employees and a presence in more than 100 countries. Annual sales in 2018 were $4.9 billion. Smith & Nephew is a member of the FTSE100 (LSE:SN, NYSE:SNN). For more information about Smith & Nephew, please visit our corporate website www.smith-nephew.com and follow us on Twitter, LinkedIn or Facebook.

Cautionary Statement Regarding Forward-looking Statements

This press release contains forward-looking information related to Smith & Nephew, Osiris and the proposed transaction that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as "believes," "plans," "anticipates," "projects," "estimates," "expects," "intends," "strategy," "future," "opportunity," "may," "will," "should," "could," "potential," or similar expressions. Forward-looking statements in this press release include, among other things, statements about the potential benefits of the proposed transaction, including expected synergies, the expected timing of completion of the proposed transaction, anticipated earnings accretion, as well as Smith & Nephew's plans and expectations and Osiris' financial condition, results of operations, products and businesses. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements.  These forward-looking statements may be affected by risks and uncertainties, including, without limitation, the risk that the proposed transaction will not close when expected or at all; the risk that the conditions to the tender offer will not be satisfied in the anticipated timeframe or at all, including uncertainties as to how many of Osiris' stockholders will tender their shares in the tender offer; risks related to the ability to realize the anticipated benefits of the proposed transaction, including the possibility that its expected benefits and synergies will not be realized or will not be realized within the expected time period; negative effects of the announcement or consummation of the proposed transaction on the market price of Smith & Nephew shares and its operating results; the risk that Smith & Nephew's and Osiris' business will be adversely impacted during the pendency of the proposed transaction; the risk that the operations of the two companies will not be integrated successfully; unknown liabilities; and the risk of litigation and regulatory actions related to the proposed transaction.  Additionally, for Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses and disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission (the "SEC") under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew's expectations.

◊Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: June 11, 2019

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary